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100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:                    Anne Nguyen Parker, Branch Chief

Re:                             Athlon Energy Inc.

Registration Statement on Form S-1

Filed June 27, 2013

Response Dated July 11, 2013

File No. 333-189109

Ladies and Gentlemen:

Set forth below are the responses of Athlon Energy Inc., a Delaware corporation (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 11, 2013 with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Commission on June 27, 2013, File No. 333-189109 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company has filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, four copies of this letter, as well as four copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement, will be hand-delivered to your offices.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Amendment No. 1 to Registration Statement on Form S-1

Corporate Reorganization, page 129

1.              Please revise your charts to indicate the general partner that will operate and control the business of Athlon Holdings LP before and after the offering. We note that you disclose that Athlon Energy Inc. operates and controls all of the partnership’s business and affairs at page 7. You also refer to Athlon Holdings GP LLC and Athlon Holdings LLC as the general partner on pages F-4 and F-19, respectively.

Response: The Company has revised pages 8, 129, 130 and F-19 of Amendment No. 2 in response to the Staff’s comment.

Non-GAAP Financial Measures, page 14

2.              In your response to our prior comment one you state that you are adjusting consolidated net income to remove non-cash derivative loss (gain) to compute the non-GAAP measure, Adjusted EBITDA. Please clarify if the amounts referenced as non-cash derivative loss (gain) relate to the current period change in valuation for those derivatives that have not yet settled as of the end of the current period. In this manner, the current period impact to earnings for those derivatives that have settled as of the end of the current period appears to be included in your adjusted EBITDA calculation. Please revise your disclosure to specify how the non-cash derivative loss gains are calculated and tell us for all periods presented, (i) the amount of loss (gain) associated with derivatives that have not settled as of the end of the applicable period, (ii) the amount of loss (gain) associated with derivatives that have settled as of the end of the applicable period and (iii) the amount of net cash payments or receipts associated with derivative contracts that settled.

Response: The Company has revised pages 13, 15 and 16 of Amendment No. 2 in response to the Staff’s comment. The Company intended in its Adjusted EBITDA calculation to include only the gain/loss recognized on closed positions, regardless of when those changes in market value were recognized as mark-to-market adjustments.  The purpose of this approach is to reflect derivative gains and losses on a cash basis in the period that they settle. The following simplified example demonstrates how the Company is computing the adjustment to Adjusted EBITDA for derivatives:

If in period 1 the Company enters into a swap with no premiums, it has a market value of $0 at inception.  If at the end of period 1, the swap has increased in market value by $1 million, the Company would have recognized a $1 million unrealized gain in calculating net income.  However, for the calculation of Adjusted EBITDA in period 1, it would take out this $1 million so that the derivative had no effect on Adjusted EBITDA because it did not settle in period 1 and therefore, there was no cash gain.  In period 2, the market value increased by an additional $1 million and the Company recognized an additional $1 million unrealized gain in calculating net income. If then the derivative settled for a cumulative $2 million cash gain in period 2, the Company would include the $2 million cash gain in Adjusted EBITDA in period 2 by increasing net income by an additional $1 million.  Thus, the derivative activity would have no effect on Adjusted EBITDA in period 1 and the full cumulative $2 million cash gain would be included in Adjusted EBITDA in period 2.

As discussed in the Company’s response to comment 3 below, as a result of the Staff’s comments, the Company determined that it had incorrectly calculated the amounts for positions on which it paid up front premiums and has revised the Adjusted EBITDA calculation accordingly.  In the Company’s previous filing, it had inadvertently failed to adjust the realized gains and losses for the up-front premiums that had been paid.  The Company has now revised the calculation to factor the up-front premiums into the calculation.  The error did not affect earnings, but did incorrectly state the Company’s calculation of Adjusted EBITDA.

Further, in response to the Staff’s comment, the Company has disclosed on page 16 in a footnote to the calculation of Adjusted EBITDA (i) the amount of gain/loss as of the end of the applicable periods for derivatives that have not settled, (ii) the amount of gain/loss realized for positions that settled during the applicable period and (iii) the net cash flows of all derivative settlements during the applicable periods.

3.              The disclosure on page F-53 specifies that you received $7.6 million in proceeds from the monetization of put options and subsequently transacted oil swaps that required the initial payment of $2 million in premiums. Please tell us how your adjusted EBITDA was impacted or will be impacted by the settlement of the aforementioned oil swaps. In this manner, it would appear that $2 million from the settlement of oils swaps is a return of capital and should be treated accordingly. Lastly, as specified on page 69, you recorded a gain in 2011 of $7,625 for the monetization of put options and received a similar amount of net proceeds. Please clarify why the amount of gain and net proceeds appear to be identical given the disclosure on page F-53 implying that the puts were transacted in a period prior to settlement.

Response: The Company has revised pages 13, 16, 68 and 72 of Amendment No. 2 in response to the Staff’s comment.

For purposes of clarifying how Adjusted EBITDA was impacted, the Company would like to point out to the Staff that the $7.6 million in proceeds from the monetization of put options and the $2 million premium paid for oil swaps were two separate and unrelated transactions.

In December 2010, in contemplation of the acquisition of certain assets from SandRidge Exploration and Production, LLC, the Company entered into a series of oil puts by paying an up-front premium of $9.8 million.  Upon closing on this acquisition in 2011, the Company sold the puts for $7.6 million.   The Company’s Adjusted EBITDA calculation inadvertently failed to consider the $9.8 million premium.  This has been corrected in the Adjusted EBITDA calculation included with Amendment No. 2.

In October 2011, the Company paid the $2 million premium for swaps in conjunction with its acquisition of certain assets from Element Petroleum, LP. The swaps cover multiple settlement periods. Accordingly, the Company has corrected the calculation of Adjusted EBITDA to properly consider the fact that a portion of the cash paid or received at each settlement is a return of the up-front $2 million premium.

The $9.8 million premium paid in 2010 and the $2 million premium paid in 2011 are the only instances where the Company has paid a premium to acquire derivative instruments.

Regarding the $7.6 million transaction, the Company has clarified the disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”).   The intent of the Company’s prior disclosure was to isolate the cash received at settlement in 2011 for the reader and that is why it was broken out as a separate line item in the table within MD&A.  However, this amount was substantially offset by the $15.1 million mark-to-market loss (gain) above it.  The net amount of these two lines for this position equals the net change in fair market value of this position in 2011.  To eliminate the confusion, the Company has netted the $7.6 million for the cash settlement against the $15.1 million mark-to-market loss (gain) so that the gain/loss from that position is in one line on the table.  The Company has also disclosed the $7.6 million in its discussion of investing cash flows in MD&A.

Athlon Energy Inc.

Unaudited Pro Forma Financial Statements, page F-5

Note 1 - Basis of Presentation, the Offering, and Other Transactions, page F-9

4.              Please tell us and disclose the impact to your financial statements if the tax receivable agreement were terminated immediately after your offering consistent with the clause indicated in Section 4.03 of Exhibit 10.13.

Response: The Company has revised pages F-9 and F-10 of Amendment No. 2 in response to the Staff’s comment. The Company notes that the early termination payment calculated in accordance with Section 4.03 of the tax receivable agreement would be approximately $5.3 million if the tax receivable agreement was terminated immediately after the Company’s initial public offering.

Athlon Holdings LP

Consolidated Statements of Cash Flows, page F-36

5.              Please tell us and disclose where you classify the net payment or receipt with respect to all derivative contracts that have settled for all periods presented. In doing so, please tell us how your classification is consistent with ASC 230-10-45-27 which specifies in part that “the purchase or sale of a futures contract is an investing activity even though the contract is intended as a hedge of a firm commitment to purchase inventory.”

Response: The Company considered the provisions of ASC 230-10-45-27 and concedes that an argument can be made that derivative cash flows could be classified as investing cash flows.  However, the Company believes that classification as an operating cash flow is also acceptable and common in the oil and natural gas industry for companies that do not utilize hedge accounting.  The cited literature clearly indicates that had hedge accounting been utilized, the Company could have accounted for the cash flows as operating activities because operating activities represent the same category as the cash flows from the items being hedged (i.e. revenues).  The Company believes that the concept of paragraph 27 of the cited literature is that the presentation of cash flows should reflect the nature of the cash flows and the Company views the derivative cash flows as an integral part of its operations.  Whether the Company elected to utilize hedge accounting or not should not be the determining factor.  Accordingly, the Company classified the derivative cash flows as an operating activity.  Further, the cash settlements from derivatives were approximately $654,000 and $450,000, respectively, for the years ended December 31, 2012 and 2011 and the Company does not believe these are material to the consolidated statements of cash flows.

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler
of Latham & Watkins LLP

cc:	Robert C. Reeves, Athlon Energy Inc.
William Butler, Athlon Energy Inc.
Divakar Gupta, Latham & Watkins LLP
Gerald M. Spedale, Baker Botts L.L.P.
Jason Rocha, Baker Botts L.L.P.